September 10, 2020

Ms. Aamira Chaudhry

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Texas Roadhouse, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 28, 2020
File No. 000-50972

Dear Ms. Chaudhry:

The following is in response to the comment contained in your correspondence dated September 2, 2020 for the corporation and filing listed above. For your convenience, we have repeated the Staff’s comment in bold preceding our response.

Form 10-K for the Fiscal Year Ended December 31, 2019

Consolidated Financial Statements

Consolidated Statements of Income and Comprehensive Income, page F-6

1.	It appears from your disclosure on page 39 that cost of sales may consist of food and beverage costs. If so, we believe you should consider retitling this caption accordingly, because your cost of sales is not burdened with other direct and indirect costs of producing your food and beverages.

Response:

The “Cost of sales” caption on the face of our consolidated statements of income and comprehensive income consists of the costs of raw materials and ingredients used in the preparation of food and beverage products sold in our company-owned restaurants. These amounts are not burdened with any other direct or indirect costs. In future filings, we will retitle this caption “Food and beverage costs.”

Please contact me at (502) 515-7269 if you have any questions.

Sincerely,

/s/ Tonya R. Robinson
Tonya R. Robinson
Chief Financial Officer